SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549
              ___________________________________
                        SCHEDULE 13D

          Under the Securities Exchange Act of 1934
                     (Amendment No. 3)*

                       VWR CORPORATION
              ------------------------------------
                       (Name of issuer)

            Common Stock, Par Value $1.00 Per Share
       -------------------------------------------------
                 (Title of class of securities)

                          918435 10 8
       --------------------------------------------------
                         (CUSIP number)

                      Klaus H. Jander, Esq.
                         Rogers & Wells
                         200 Park Avenue
                     New York, New York 10166
                          (212) 878-8001
       ---------------------------------------------------
         (Name, address and telephone number of person
        authorized to receive notices and communications)

                        September 15, 1995
       ----------------------------------------------------
     (Date of event which requires filing of this statement)


                     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/.

                     Check the following box if a fee is being paid with the statement /_/. (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1
       (a) for other parties to whom copies are to be sent.

                     (Continued on following pages)

                           (Page 1 of 6 Pages)

__________________________
       * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

				SCHEDULE 13D

CUSIP No. 918435 10 8					   Page 2 of 6 Pages

    1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        	 EM Laboratories, Incorporated
         	 13-3823759

    2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) /_/
                                                                 (b) /_/

    3 	SEC USE ONLY

    4	SOURCE OF FUNDS*

                 AF
    5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(c) OR 2(e)                               /_/

    6	CITIZENSHIP OR PLACE OF ORGANIZATION

                 New York


			7	SOLE VOTING POWER

           NUMBER OF			9,617,993
            SHARES
         BENEFICIALLY	8	SHARED VOTING POWER
           OWNED BY
             EACH			 0
	   REPORTING
            PERSON	9	SOLE DISPOSITIVE POWER
             WITH
					9,617,993

			10	SHARED DISPOSITIVE POWER

     11	 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	 PERSON                                                      /_/
			9,617,993

     12	 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                    /_/

     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               		Approximately 46.1%

     14	 TYPE OF REPORTING PERSON*

         	      	CO


                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
  (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



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

Item 2.       Identity and Background
	      -----------------------

              The following is added to Item 2:

              EM Laboratories, Incorporated ("EM Laboratories") is a wholly-owned subsidiary of EM Industries, Incorporated ("EM Industries"), which in turn is a wholly-owned subsidiary of Merck AG, a Swiss corporation. Merck AG is controlled by Merck & Cie. KG, a Swiss partnership, which is 97.81% owned by Merck KGaA of Darmstadt, Germany, a limited liability company based upon shares, the majority of which are owned by E. Merck of Darmstadt, Germany. Merck KGaA has succeeded to E. Merck's international business of manufacturing and distributing pharmaceutical, laboratory and chemical products.

Item 5.       Interest in Securities of the Issuer
 	      ------------------------------------

              The following is added to Item 5:

              The closing of the transactions contemplated in the Common Share and Debenture Purchase Agreement, dated May 24, 1995, between EM Industries and the Issuer, as such agreement was revised pursuant to a letter agreement dated August 10, 1995, among the Issuer, EM Industries and EM Laboratories (the "Purchase Agreement"), occurred on September 15, 1995.


              As permitted by Section 14.6 of the Purchase Agreement and as had been contemplated by the parties, EM Industries assigned its rights and obligations under the Purchase Agreement to its wholly owned subsidiary, EM Laboratories, pursuant to an Assignment and Assumption Agreement, dated June 16, 1995 (the "EM Laboratories Assignment"), between
EM Industries and EM Laboratories.  A copy of the EM Laboratories
Assignment was filed as an exhibit to Amendment 2 of this Schedule 13D, dated August 10, 1995.

              On September 15, 1995, as the parties had agreed in the Purchase Agreement, EM Laboratories exercised the warrant it held pursuant to the Common Share and Warrant Purchase Agreement, dated February 25, 1995, by and between the Issuer and EM Industries, as such purchase agreement was subsequently assigned to EM Laboratories pursuant to an Assignment and Assumption Agreement dated April 13, 1995, by and between EM Industries and EM Laboratories, and purchased an additional 967,015 Common Shares, par value $1.00 per share, of the Issuer ("Common Shares") at $11.00 per Common Share, as provided in such warrant. Upon such exercise, EM Laboratories' ownership of Common Shares increased to an aggregate of 2,785,196 Common Shares, approximately 20.1% of the total issued and outstanding Common Shares.

              At the closing on September 15, 1995, in accordance with the Purchase Agreement, EM Laboratories purchased 6,832,797 Common Shares at a purchase price of $12.44 per share, upon which purchase, EM Laboratories' ownership of Common Shares increased to an aggregate of 9,617,993 Common Shares, representing approximately 46.1% of the total issued and outstanding Common Shares.


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

              Pursuant to the Purchase Agreement, at the closing the Issuer issued the VWR Corporation Subordinated Debenture due September 15,
2005 (the "Debenture") in the principal amount of $135,000,000 to EM Laboratories. Pursuant to Section 4.2(a) of the Debenture, the Debenture may be transferred to affiliates of EM Industries and, in accordance with the terms of the Debenture, on September 18, 1995 EM Laboratories assigned and transfered all of its rights and delegated all of its obligations and duties with respect to the Debenture and the Debenture Shares (as defined in the Debenture) under the Purchase Agreement to Merck KGaA, an affiliate and indirect parent company of EM Industries, pursuant to the Assignment and Assumption Agreement dated September 18, 1995 by and between EM
Laboratories and Merck KGaA (the "Merck KGaA Assignment"). A copy of the Merck KGaA Assignment is appended hereto as Exhibit A.

              Pursuant to Section 2.1(b) of the Debenture, during the first year of the term of such Debenture, interest on the principal amount of the Debenture will be paid to the holder in the form of the aggregate number of Common Shares equivalent to the dollar value of the interest due and payable on each interest payment date, at an issue price deemed to be $12.44 per share (the "Debenture Shares"), until such time as the Issuer shall have issued and the holder of the Debenture shall have received the aggregate number of Debenture Shares needed to increase the total number of Common Shares held by the EM Industries and its affiliates, taking into account the holder's receipt of such Debenture Shares on such date, to 49.89% of the total issued and outstanding Common Shares on such date. A copy of the Debenture is appended hereto as Exhibit B.

              Any future acquisition of Common Shares by EM Laboratories or its affiliates will be subject to the Standstill Agreement dated February 27, 1995 (the "Standstill Agreement"), by and between the Issuer and EM Industries, as amended on September 15, 1995. See Item 6 below.

Item 6.       Contracts, Arrangements, Understandings or
              Relationship with Respect to Securities of the Issuer
	      -----------------------------------------------------

              The following is added to Item 6:

              At the closing on September 15, 1995, the Issuer, EM Industries and EM Laboratories executed Amendment Number One to the Standstill Agreement (the "Amendment"), pursuant to which the Standstill Agreement was amended. The Amendment provides, among other things, that:

              (1) the definition of "Common Stock Equivalents" shall be amended to read, in its entirety, "'Common Stock Equivalents' means the sum of the following, determined at any time during the term of this
Agreement: (a) the total number of shares of issued and outstanding Common Stock, plus (b) the number of votes which may be cast for the

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
election of directors (whether directly or by formula) as a result of owner-ship of any Voting Securities other than Common Stock; provided, however, that the votes described in (b) above shall not be included in Common Stock Equivalents until the Voting Securities other than Common Stock are able to be voted for the election of directors";

              (2) the Percentage Limitation (as defined in the Standstill Agreement) shall be increased to 49.89% of the Common Stock Equivalents (as defined in the Standstill Agreement);

              (3) whenever the Purchaser (as defined in the Standstill Agreement) shall make a tender offer for shares of Common Stock under
Section 2.9 of the Standstill Agreement, (a) the Purchaser shall not commence any such tender offer unless acceptance of Purchaser's offer shall have been recommended to the shareholders by a majority vote of the Unaffiliated
Directors (as defined in the Standstill Agreement); and (b) such Purchaser may not close the acquisition of the tendered shares unless all of the following requirements have been satisfied: (i) Purchaser's offer shall have been made to all holders of Common Stock; (ii) Purchaser shall offer to purchase for cash all shares tendered; and (iii) Purchaser's offer shall have been accepted by shareholders owning not less than a majority of the outstanding Common
Stock; and (c) with respect to calculating whether Purchaser's offer has been accepted by shareholders owning a majority of the outstanding Common
Stock, Common Shares beneficially owned by Purchaser shall be excluded from the outstanding Common Stock"; and

              (4) as of the closing date the Issuer shall take all requisite action, including without limitation increasing or decreasing the number of seats on the Board, to grant EM Industries the right, at EM Industries' option, to nominate such number of directors to the Board as shall ensure that EM Industries shall have the right to maintain Board representation at all times commensurate with the aggregate proportion of Common Shares owned by EM Industries and its affiliates. A copy of the Amendment is appended hereto as Exhibit C.


Item 7.       Materials to be Filed as Exhibits
	      ----------------------------------

Exhibit A:    Assignment and Assumption Agreement, dated September 18,
              1995, by and between EM Laboratories, Incorporated and Merck KGaA.

Exhibit B:    VWR Corporation Subordinated Debenture due September 15,
              2005, dated September 15, 1995.

Exhibit C:    Amendment Number One to the Standstill Agreement, dated
              September 15, 1995, by and among VWR Corporation, EM
              Industries, Incorporated and EM Laboratories, Incorporated.


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


                                SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                         Date:  September 19, 1995




                                         EM LABORATORIES,
                                         INCORPORATED

                                         By: /s/ Stephen J. Kunst
                                         Name:  Stephen J. Kunst
                                         Title:  Secretary














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